03 NOV 10 AM 7:21

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

November 6, 2003

VIA COURIER

U.S. Securities and Exchange Commissi[redacted]
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

03037238

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. October 23, 2003 Press Release regarding the third quarter financial results;
2. Interim MD&A;
3. Interim Financial Statements; and
4. October 9, 2003 Press Release regarding production forecast revised due to unscheduled maintenance.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

dlw 11/10

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

third quarter report

Canadian Oil Sands Trust announces third quarter financial results and executive management changes at Syncrude Canada Ltd.

Calgary, Alberta (Oct. 23, 2003) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced financial results and a distribution of $0.50 per Trust unit for the quarter ended September 30, 2003. The third quarter distribution will be paid on November 28, 2003 to unitholders of record on October 31, 2003.

"Following solid operating performance at Syncrude during the third quarter, we announced in early October the unexpected shut down of one of our two cokers for an early maintenance turnaround," said Marcel Coutu, President and Chief Executive Officer. "We expect that Syncrude will be back to full production in mid November with the benefit of stronger bitumen supply from Aurora. The second mining train at Aurora, which will be the bitumen source for the upgrader expansion, was completed essentially on time and on budget in October and is currently undergoing final commissioning."

Highlights

- Funds from operations during the third quarter of 2003 were $120 million, or $1.39 per Trust unit, compared to $132 million, or $2.31 per Trust unit, recorded during the third quarter of 2002. The decrease on a per-unit basis reflects lower volumes and realized selling prices, an increase in operating costs, and prior period cash tax expenses.
- Net income of $105 million, or $1.22 per Trust unit, in the third quarter of 2003 compared to $88 million, or $1.54 per Trust unit, from the same period of 2002. Reducing the Trust's net income for the third quarter is $10 million in taxes and interest payments resulting from an error in the Trust's 2001 income tax return. Year-to-date, net income was $3.26 per Trust unit, comparing favourably to $3.07 per Trust unit in 2002.
- Third quarter 2003 sales volumes averaged 86,196 barrels per day compared to 56,757 barrels per day recorded in 2002. The 52 per cent increase reflects Canadian Oil Sands' higher working interest in Syncrude, offset mainly by a reduction in total Syncrude shipments during the quarter compared to the very strong performance of the third quarter of 2002. Year-to-date sales volumes averaged 66,053 barrels per day, an increase of 37 per cent from the average 48,347 barrels per day recorded during the same period of 2002, again reflecting Canadian Oil Sands' higher ownership interest offset by lower year-over-year Syncrude shipments.

- Operating costs in the third quarter averaged $15.86 per barrel compared to $12.78 per barrel in the third quarter of 2002. The increase is attributable to much higher energy costs combined with lower production volumes. Similarly, for the nine-month period, operating costs averaged $20.48 per barrel compared to $17.84 per barrel recorded during the same period of 2002.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Net Income	$ 105,162	$ 88,515	$ 251,693	$ 175,367
Per Trust unit- Basic and Diluted	$ 1.22	$ 1.54	$ 3.26	$ 3.07
Funds From Operations	$ 120,271	$ 132,213	$ 228,152	$ 214,521
Per Trust unit	$ 1.39	$ 2.31	$ 2.95	$ 3.76
Distributable Income	$ 43,364	$ 28,734	$ 126,287	$ 85,812
Per Trust unit	$ 0.50	$ 0.50	$ 1.50	$ 1.50
Syncrude Sweet Blend Sales Volumes				
Total (MMbbls)	7.9	5.2	18.0	13.2
Daily average (bbls)	86,196	56,757	66,053	48,347
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.2	0.2
Operating Costs per barrel	$ 15.86	$ 12.78	$ 20.48	$ 17.84
Average Selling Price per barrel				
Before hedging	$ 40.46	$ 43.73	$ 43.39	$ 39.64
Oil price hedging	(2.76)	(1.45)	(4.09)	(0.25)
Currency hedging	0.17	(0.46)	0.05	(0.62)
	$ 37.87	$ 41.82	$ 39.35	$ 38.77
West Texas Intermediate ($US per barrel)	$ 30.21	$ 28.25	$ 30.94	$ 25.45

Leadership succession

Syncrude Canada Ltd. today announced that Mr. Eric Newell will retire as Chairman and Chief Executive Officer of Syncrude effective December 15, 2003. Mr. Newell joined Syncrude in 1986, became the Chief Executive Officer in 1989 and was appointed Chairman of the Syncrude Board of Directors in 1994.

The Board of Directors of Syncrude Canada Ltd. has appointed Mr. Charles Ruigrok, who is currently with Imperial Oil Resources, to succeed Mr. Newell as Chief Executive Officer. Imperial is the second largest owner in the Syncrude Joint Venture with a 25 per cent interest.

Mr. Ruigrok is uniquely qualified for the position. He has been a member of the Syncrude Management Committee since 2000 and has 22 years of technical and managerial experience in the upstream,

downstream and petrochemical businesses at Imperial, most recently as Vice-President, Oil Sands Development and Research. Mr. Ruigrok's appointment to Syncrude comes at an important juncture with the largest expansion in the company's history, known as Stage 3, currently under construction. Mr. Jim Carter will continue in his role as President and Chief Operating Officer.

"On behalf of all the Syncrude Joint Venture owners, I would like to express our appreciation for the many significant contributions that Mr. Newell has made to Syncrude over his long association with the company. During his tenure, Syncrude completed two major expansions, produced over one billion barrels, and established itself as an environmental and community leader," said Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands. "As Syncrude completes its current Stage 3 project, we are delighted that Mr. Ruigrok has agreed to join Syncrude as the new Chief Executive Officer. Mr. Ruigrok's expertise in oil sands development, combined with Mr. Carter's comprehensive knowledge of the operations, will create an effective team to further leverage Syncrude's tremendous asset base to meet our objectives of expanding production and reducing costs."

The Board of Directors of Syncrude today also appointed Mr. Coutu to become Chairman of the Board of Directors of Syncrude Canada Ltd. Mr. Coutu is currently the Chairman of Syncrude's CEO and Management Committees.

The Syncrude Project is operated and administered by Syncrude Canada Ltd. on behalf of the Joint Venture owners. Major strategic direction for Syncrude Canada is governed by the Board of Directors and the CEO Committee, which is comprised of the key decision maker from each Joint Venture owner. Evaluation of specific project decisions and oversight of Syncrude's stewardship of the assets are the purview of the Management Committee, which is comprised of senior representatives from each Joint Venture owner.

Biographies of Mr. Carter, Mr. Coutu, Mr. Newell, and Mr. Ruigrok are available on the Syncrude Web site at www.syncrude.com under "who we are".

Syncrude Operations

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

Syncrude Sweet Blend shipments during the third quarter of 2003 totalled 22.4 million barrels, or approximately 243,000 barrels per day, compared to 24 million barrels, or approximately 261,000 barrels per day, for the third quarter of 2002. Syncrude achieved robust performance in the third quarter of 2002 with all facilities operating near capacity throughout the quarter. Comparatively, during the third quarter of 2003 planned maintenance work was conducted on two upgrading units.

The two units that underwent scheduled maintenance during the month of September were the Vacuum Distillation Unit (VDU) and a hydrotreater. The VDU removes vacuum gas oil from bitumen and the remaining vacuum bottoms go to the cokers and the LC-Finer for further processing. Following start up of the unit on October 1, the VDU has operated at or in excess of design capacity. Maintenance work on hydrotreater 18-1, a secondary upgrading unit that removes sulphur and adds hydrogen, commenced during the last week of September and was completed on October 9. The turnaround of this hydrotreater has less impact on production volumes as product streams can be stored in tankage until they can be processed by the hydrotreater when it is back in operation, thereby not affecting ultimate production.

Syncrude production year-to-date was 58.5 million barrels, or an average 214,000 barrels per day, compared to 60.9 million barrels, or an average 223,000 barrels per day, during the same period in 2002. The decrease in production volumes year-over-year reflects weaker performance, primarily in the first quarter of 2003 compared to 2002. Extended scheduled and unscheduled maintenance work impacted results for the first quarter of 2003, and while performance was much stronger in the second and third quarters of the year, the results for the nine-month period ended September 30, 2003 were weaker compared to the same period of 2002, primarily due to stronger first quarter performance in 2002.

Syncrude continued to record good safety performance throughout the quarter, although the lost-time injury rate was somewhat higher year-over-year, reflecting increased activity at Syncrude's UE-1 construction site. The lost-time injury rate for Syncrude employees and contractors combined for the quarter was 0.12, which remains significantly below the Alberta industrial average lost-time frequency rate of 3.2 and the construction sector average of 4.1.

Aurora 2 commissioning underway

The final commissioning of the second mining train at Aurora is now underway, and the train has begun operating for short intervals of time to allow for fine-tuning of its operation. As this new mining train ramps up to full production, it should support robust bitumen supply to the upgrading units. This component of the Stage 3 expansion was completed within two weeks of the planned date and costs were within three per cent of budget.

"The construction of Aurora 2 was a significant undertaking, and its successful completion indicates outstanding project execution by Syncrude," said Coutu. "Furthermore, it continues Syncrude's successful track record of mine expansion as the construction of both the north mine trains and the first Aurora mining train also were completed on time and on budget."

Construction on the upgrader expansion (UE-1) is approximately 30 per cent complete and is expected to be fully completed in mid 2005. Syncrude also is achieving an improving trend in field construction productivity. In the past several months, Syncrude has been able to begin measuring Stage 3

productivity. Early indications from this data reveal that UE-1 cumulative construction productivity to date has reached about 0.9, or approximately 90 per cent of expected performance for the project.

Said Coutu: "It remains early to accurately measure or predict productivity for UE-1, but the good news is that it is relatively high at this stage, having trended up from the beginning of the year. We will provide more information on field productivity and capital estimates when this information becomes available."

As at September 30, 2003 the Syncrude Joint Venture had expended approximately $3.7 billion of the total $5.7 billion estimated cost for the Stage 3 expansion. Net to Canadian Oil Sands, the total cost is equivalent to approximately $2 billion with $1.3 billion expended to the end of September 2003.

Canadian Oil Sands' 2003 forecast

As a result of the unscheduled turnaround of coker 8-1 that began on October 9, Canadian Oil Sands has revised its forecast for 2003 annual Syncrude production range from 81 to 83 million barrels down to 78 to 80 million barrels, or from 26 to 27 million barrels to 25 to 26 million barrels net to the Trust. The turnaround is anticipated to take approximately 30 days and full production is expected by the end of the first week of November. The decrease in expected production volumes combined with the unplanned turnaround costs have raised Canadian Oil Sands' operating costs forecast to range from $19.25 to $19.75 per barrel for the 2003 year from the earlier forecast of $18.50 to $19.00 per barrel. The cost to perform the maintenance work on the coker currently is estimated to be in the range of $20 to $25 million. The Trust initially anticipated these revised forecasts to reduce the Trust's cash flow by $15 to $20 million in 2003; however, upon further evaluation the impact is anticipated to be more in the range of $40 to $50 million, including the cost to perform the maintenance work. The Trust still anticipates maintaining a stable distribution level on the strength of a continuing buoyant crude oil price environment.

An updated guidance document outlining the revised forecast, new hedging arrangements, and other estimations of performance factors is available on the Trust's Web site at www.cos-trust.com. The Trust's Web site also has been updated to report monthly Syncrude Sweet Blend shipments.

Update on non-Canadian resident ownership of Canadian Oil Sands Trust units

Canadian Oil Sands estimates that approximately 61 per cent of its units are held by Canadian residents with the remaining 39 per cent held by non-Canadian residents. Canadian Oil Sands Trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents.

The Trust uses declarations from unit holders and geographical searches to estimate the level of Canadian and non-Canadian resident unit holders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of such issuers' beneficial holders means

that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

Distribution reinvestment plan

Eligible unitholders who wish to participate in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the October 31, 2003 record date**.

The DRIP allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or the alternative of receiving, in cash, up to 102 per cent of the declared distribution. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine month periods ended September 30, 2003 and September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the bitumen supply resulting from the completion of the Aurora 2 train, the timing and cost for completing the turnaround of coker 8-1, the outcome of the Trust's actions to recovery from the Trust's former tax service provider, the expected production level at Syncrude for 2003 and post 2003, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

After successfully completing the acquisition of the 3.75 per cent working interest and gross overriding royalty from EnCana Corporation ("EnCana") on July 10, 2003, Canadian Oil Sands' third quarter results reflect a 35.49 per cent working interest ownership in Syncrude from July 10.

As a result of the increased ownership and improved operating performance by Syncrude relative to the first half of 2003, Canadian Oil Sands reported earnings of $105.2 million, or $1.22 per Trust unit, and cash flow of $120.3 million, or $1.39 per Trust unit, in the third quarter of 2003, an improvement when compared to the second quarter of 2003. Excluding the impacts of foreign exchange gains and losses and future income tax expense, as shown in the earnings table on the following page, the current period's results are lower compared to the same quarter in 2002, mainly due to lower realized Canadian dollar selling prices, lower volumes, higher operating costs, and an increase to income tax expense, as explained further in this MD&A.

The following table presents net income before foreign exchange gains and losses and future income tax expense as it is management's opinion that net income excluding those two items more accurately reflects the Trust's operating performance.

(in millions)	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net income per GAAP	$ 105.2	$ 88.5	$ 251.7	$ 175.4
Add back:				
Foreign exchange loss (gain) on long-term debt	(18.6)	26.4	(106.9)	(1.6)
Future income tax expense	(0.2)	-	10.7	-
Net earnings before foreign exchange and future income taxes	$ 86.4	$ 114.9	$ 155.5	$ 173.8

** The earnings reflected in the above table are a non-GAAP measurement, and therefore are unlikely to be comparable to similar measures presented by other companies.*

Revenues

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2003	2002	Variance	2003	2002	Variance
Production revenue	$ 326.0	$ 230.3	$ 95.7	$ 793.5	$ 528.4	$ 265.1
Pipeline tariffs	(4.6)	(1.9)	(2.7)	(10.0)	(5.2)	(4.8)
Marketing fees	(0.5)	(0.1)	(0.4)	(0.9)	(0.2)	(0.7)
Before hedging	320.9	228.3	92.6	782.6	523.0	259.6
Crude oil hedging	(21.8)	(7.5)	(14.3)	(73.7)	(3.3)	(70.4)
Currency hedging	1.3	(2.4)	3.7	0.8	(8.2)	9.0
Syncrude Sweet Blend	300.4	218.4	82.0	709.7	511.5	198.2
Interest and other income	0.6	1.7	(1.1)	3.5	5.3	(1.8)
Total Revenues	$ 301.0	$ 220.1	$ 80.9	$ 713.2	$ 516.8	$ 196.4
Sales volumes (MMbbls)	7.9	5.2	2.7	18.0	13.2	4.8
($ per barrel)						
Production revenue	$ 41.10	$ 44.11	$ (3.01)	$ 44.00	$ 40.03	$ 3.97
Pipeline tariffs	(0.59)	(0.37)	(0.22)	(0.56)	(0.38)	(0.18)
Marketing fees	(0.05)	(0.01)	(0.04)	(0.05)	(0.01)	(0.04)
Before hedging	40.46	43.73	(3.27)	43.39	39.64	3.75
Crude oil hedging	(2.76)	(1.45)	(1.31)	(4.09)	(0.25)	(3.84)
Currency hedging	0.17	(0.46)	0.63	0.05	(0.62)	0.67
Syncrude Sweet Blend	37.87	41.82	(3.95)	39.35	38.77	0.58
Interest and other income	0.08	0.33	(0.25)	0.20	0.40	(0.20)
Total Revenues	$ 37.95	$ 42.15	$ (4.20)	$ 39.55	$ 39.17	$ 0.38

Total revenues in the third quarter of 2003 increased by $81 million compared to the same quarter in 2002, primarily due to the increased volumes attributable to the additional 13.75 per cent working interest, which resulted in higher production revenue. The increased working interest contributed approximately

$120 million to Canadian Oil Sands' total third quarter revenues of $301 million. This increase, however, was partially offset by lower Canadian dollar selling prices.

Although production revenue increased by approximately $96 million in the third quarter of 2003 compared to the same quarter in 2002, on a per barrel basis realized selling prices were lower in 2003. Before hedging, the Trust realized $40.46 per barrel, a price approximately seven per cent lower than in the same quarter in 2002. The U.S. dollar West Texas Intermediate ("WTI") price, which Syncrude Sweet Blend ("SSB")™ follows closely, increased from US$28.25 per barrel in the third quarter of 2002 to US$30.21 per barrel in the third quarter of 2003. However, this increase was more than offset by a stronger Canadian dollar exchange relative to the U.S. dollar, which resulted in a lower Canadian dollar price.

Sales volumes in the third quarter of 2003 of 86,196 barrels per day were 52 per cent higher compared to the same quarter in 2002. The higher working interest should have resulted in the Trust's total sales volumes increasing by 63 per cent. However, Syncrude's production was lower in the third quarter of 2003 than 2002, which reduced the impact of the higher working interest. In the third quarter of 2002 Syncrude operated at full productive capacity, resulting in a record quarterly shipment. In the same quarter of 2003, Syncrude conducted scheduled maintenance on its vacuum distillation unit and a hydrotreater, which reduced production in the current quarter.

Strong oil prices in the third quarter of 2003, combined with a larger hedge position than in the third quarter of 2002, resulted in crude oil hedging losses of $21.8 million, or $2.76 per barrel, compared with $7.5 million, or $1.45 per barrel, in the third quarter of 2002. Foreign exchange rates averaged $0.72 US/Cdn in the third quarter of 2003, compared to $0.64 US/Cdn in the same quarter of 2002, which resulted in currency hedging gains of $1.3 million, or $0.17 per barrel, compared to $2.4 million in losses, or $0.46 per barrel, in the comparable quarter in 2002. After hedging, the Trust's realized selling price of $37.87 per barrel in the third quarter of 2003 was nine per cent lower than in the same quarter of 2002.

For the nine months ended September 30, 2003 total revenues increased approximately $196 million compared to the same period in 2002, primarily as a result of higher production revenue, partially offset by higher crude oil hedging losses.

Production revenue was higher in 2003 than 2002 as a result of having acquired the additional 10 per cent working interest from EnCana on February 28, 2003 and another 3.75 per cent working interest from EnCana on July 10, 2003. During the first nine months of 2003, Canadian Oil Sands owned an effective Syncrude working interest of approximately 31 per cent, which represents an increase in ownership of approximately 41 per cent compared to the prior year. While the Trust's ownership interest increased 41

per cent, sales volumes increased only 37 per cent, reflecting the impact of the first quarter's unscheduled and extended scheduled maintenance work, as well as September's planned maintenance work.

Selling prices before hedging for the nine months ended September 30, 2003 were approximately nine per cent higher than in the same period in 2002, averaging $43.39 per barrel in 2003 compared to $39.64 per barrel in 2002. Although average WTI prices in 2003 were US$30.94 per barrel compared to US$25.45 per barrel in 2002, a stronger Canadian dollar reduced the Canadian dollar price received in 2003. After hedging, the average selling price per barrel was $39.35 in 2003, compared to $38.77 in the prior year. Crude oil hedging losses of approximately $74 million, or $4.09 per barrel, reflect strong crude oil prices and more volumes hedged compared to the same period in 2002, during which losses of $3.3 million, or $0.25 per barrel, were reported.

Operating costs

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2003	2002	Variance	2003	2002	Variance
Production costs and other	$ 99.5	$ 58.3	$ 41.2	$ 294.4	$ 207.7	$ 86.7
Purchased energy	26.3	8.5	17.8	80.7	29.1	51.6
Natural gas hedging	-	(0.1)	0.1	(5.7)	(1.3)	(4.4)
	$ 125.8	$ 66.7	$ 59.1	$ 369.4	$ 235.5	$ 133.9
Sales volumes (MMbbls)	7.9	5.2	2.7	18.0	13.2	4.8
($ per barrel)						
Production costs and other	$ 12.54	$ 11.16	$ 1.38	$ 16.00	$ 15.74	$ 0.26
Purchased energy	3.32	1.63	1.69	4.48	2.20	2.28
Natural gas hedging	-	(0.01)	0.01	-	(0.10)	0.10
	$ 15.86	$ 12.78	$ 3.08	$ 20.48	$ 17.84	$ 2.64

The Trust reported operating costs in the third quarter of 2003 of $15.86 per barrel, an increase of $3.08 per barrel over the same period in 2002. The most significant increase pertains to purchased energy costs of $3.32 per barrel in the third quarter of 2003, compared with $1.63 per barrel in the same quarter of 2002. Natural gas is a large variable cost in the Trust's total operating costs as it is a significant requirement of the SSB production process. Syncrude's consumption volumes of natural gas remained relatively constant at approximately 0.6 of a gigajoule ("GJ") per barrel in the third quarter of 2003, compared with 0.5 GJ per barrel in the same quarter in 2002. However, natural gas prices in the third quarter of 2003 were $5.83 GJ, an increase of 95 per cent from the same period in 2002, compared to natural gas prices of $2.99 per GJ. The Trust's natural gas hedge contracts expired at the end of March 2003, and therefore, no natural gas hedging gains or losses were recorded in the third quarter of 2003.

Also contributing to higher operating costs was the increase in production costs. In the third quarter of 2002, Syncrude had uninterrupted production and operated at full capacity, which resulted in record performance, and therefore, lower per barrel operating costs. In the third quarter of 2003, Syncrude had scheduled maintenance on its vacuum distillation unit and hydrotreater, which increased costs and lowered production volumes, thereby increasing operating costs per barrel.

For the nine months ended September 30, 2003 operating costs were $20.48 per barrel compared to $17.84 per barrel in 2002. The significant increase in natural gas costs for the nine months ended September 30, 2003 accounted for most of the increase. Natural gas prices were $6.65 per GJ, an increase of $3.27 per GJ over the prior year's costs of $3.38 per GJ.

Non-production costs

Non-production costs of $11.4 million in the third quarter and $26.5 million year-to-date, increased from the comparable periods in 2002 due to the larger working interest and higher levels of development activity. Non-production expenses relate primarily to Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove equipment or facilities to support the expansion. In 2003, the Trust also reclassified certain expenses, primarily related to engineering and other costs related to the development of the existing plant facilities, from operating costs to non-production costs to more accurately reflect operating expenses related to current production.

Crown Royalty expense

In the third quarter of 2003, in addition to the minimum one per cent royalty rate paid on the gross revenues, Crown royalties expense includes a charge of approximately $1.5 million relating to an adjustment to the calculations of the Crown royalties in 2000. Excluding this prior year adjustment, the Crown royalties expense rose in 2003 as a result of higher gross revenues. As Syncrude is currently undertaking a significant capital program, the Trust expects to pay only the minimum one per cent royalty on its gross revenues for the next several years. A description of the Crown royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Interest expense

Interest expense in the third quarter and nine months ended September 30, 2003 was approximately $21 million and $50 million, respectively, an increase of approximately $9 million and $14 million from the same periods in 2002. The increase in interest expense primarily reflects the additional debt issued in 2003 by Canadian Oil Sands, as well as the utilization of Canadian Oil Sands' credit facilities that were first drawn upon in March 2003. In April 2003, Canadian Oil Sands issued $150 million Medium Term Notes with an interest rate of 5.75 per cent. Early in August, Canadian Oil Sands issued US$300 million

in Senior Notes with an interest rate of 5.8 per cent. During the third quarter, the Trust continued to utilize its operating facilities, of which approximately $151 million was drawn at September 30, to fund its 35.49 per cent share of the Syncrude capital expenditures.

Depreciation and Depletion

Depreciation and depletion ("D&D") expense for the three and nine months ended September 30, 2003 was approximately $15 million and $28 million higher, respectively. than in the comparable periods in 2002 as a result of the acquisitions of the Syncrude working interests during the year.

Canadian Oil Sands depreciates and depletes its production assets on a unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves, if any, for purposes of calculating its depreciation and depletion expense. These costs and reserves will be included in the depreciation and depletion expense calculations in 2005 when Stage 3 is anticipated to be completed.

Also included in depreciation and depletion expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and nine months ended September 30, 2003 were $1.3 million and $3.0 million, respectively. The current year provisions combined with the liability recorded on the acquisition of the 13.75 per cent working interest resulted in a future site reclamation liability of $57 million at September 30, 2003. Similar to its 21.74 per cent working interest in Syncrude, the Trust will be depositing $0.1322 per barrel of current production related to its 13.75 per cent Syncrude interest into a mining reclamation trust account. As of September 30, amounts have been accrued for the mining reclamation trust account and are reflected in the consolidated Balance Sheet asset heading "Reclamation trust".

Foreign exchange gains and losses

In the third quarter of 2003, the Trust recorded a foreign exchange gain of $12.6 million, compared to a foreign exchange loss of $26.7 million in the same period in 2002. The 2003 gain reflects the impact of the significant strengthening of the Canadian dollar, which averaged $0.72 US/Cdn in the third quarter of 2003 versus $0.64 in the same period in 2002.

As required by Canadian generally accepted accounting principles, the Trust's U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. The Trust's most significant U.S. denominated monetary balances which give rise to most of the foreign exchange impacts are its U.S. Senior Notes. At September 30, 2003 and 2002, the Trust had US$694 million and US$394 million in U.S. denominated debt. The stronger Canadian dollar at September 30 compared with June 30 created a

non-cash foreign exchange gain on the Trust's U.S. denominated senior notes of $18.6 million in the third quarter of 2003. In the same period in 2002, a loss of $26.4 million was recorded as a result of the Canadian dollar weakening relative to the U.S. dollar from June 30 to September 30. The Trust also has U.S. denominated cash and accounts receivable accounts which are revalued at the end of each period. The revaluation of these accounts represents the remaining balance of the foreign exchange gains and losses on the income statement for the quarter and nine months ending September 30 for each of 2003 and 2002.

For the nine months ended September 30, 2003 and 2002, total foreign exchange gains were $97.6 million and $0.1 million, respectively, with non-cash foreign exchange gains on the U.S. denominated debt of $106.9 million and $1.6 million, respectively.

Income and Large Corporations Tax

Included in the third quarter's income and Large Corporations Tax expense is a cash payment of approximately $9 million to Canada Customs and Revenue Agency ("CCRA") for a tax liability pertaining to the 2001 income tax return of the Trust. In September 2003, the Trust paid approximately $10 million to CCRA, which included $1 million of interest charges that had accrued on the $9 million tax liability. The interest has been included in interest expense. As disclosed in Note 10 of the September 30, 2003 interim consolidated financial statements, the tax liability was a result of an error in the Trust's 2001 income tax return prepared by the Trust's former tax service provider. The Trust is currently taking action to recover the cash payment from the tax service provider. However, the exact amount of the recovery is not determinable at this time. As such, the potential recovery has been disclosed as a contingent gain with no amounts recorded in the Trust's financial statements at September 30, 2003.

Future income tax

For the quarter and nine months ended September 30, 2003, Canadian Oil Sands recorded a non-cash future income tax recovery of approximately $0.2 million and a future income tax expense of approximately $10.7 million, respectively. A net future income tax liability was recorded in the first quarter of 2003 relating to the acquisition of the 10 per cent working interest in Syncrude. The future income tax liability primarily represents the difference between the Trust's subsidiaries' book value of capital assets and tax pools at the substantively enacted tax rates as at September 30, 2003. During the second quarter of 2003, the federal government substantively enacted the phasing out of resource allowance and the reduction of the corporate tax rate over the next five years. The tax changes increased the future tax liability in the second quarter. There was no future income tax impact of the 3.75 per cent acquisition in July as the working interest is held in a partnership and owned by the Trust's subsidiary, Canadian Oil Sands Commercial Trust, which does not record future income taxes because it is a trust.

Dividend on preferred shares of subsidiaries

On October 31, 2002 the preferred shares of the Trust's operating subsidiaries were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Change in accounting policy

Effective the third quarter of 2003, the Trust changed its accounting policy for stock-based compensation. The Trust now is recognizing the compensation expense related to stock options in its financial statements according to the fair value method. Prior to the change in policy, the Trust followed the intrinsic value method and disclosed the impact of the stock options under the fair-value method on a pro forma basis. Under the transitional provisions set out by the Canadian Institute of Chartered Accountants, the Trust has chosen to adopt this change retroactively. The impact on opening retained earnings was a decrease of $0.2 million, which represents the stock option expense related to the options granted during 2002. In the current year, the Trust has recorded approximately $0.4 million as compensation expense, included in Administration expenses in the consolidated financial statements. As a result of recognizing the stock option expense in the financial statements, the Trust has recorded contributed surplus of $0.6 million, which is included in Unitholders' equity.

Liquidity and Capital Resources

Funds from Operations

During the third quarter of 2003 the Trust revised its funds from operations to include site restoration costs and the net change in deferred items relating to operating activities. In management's opinion, reclassifying these items more accurately reflects the funds generated from operating activities.

In the three months and nine months ended September 30, 2003 the Trust generated funds from operations of $120 million, or $1.39 per Trust unit, and $228 million, or $2.95 per Trust unit, respectively. In the same periods in 2002, funds from operations were $132 million, or $2.31 per Trust unit, and $214 million, or $3.76 per Trust unit, respectively. The decrease in funds generated on a per unit basis reflects primarily the lower realized selling prices, lower volumes, the increase in operating costs, and the cash tax payment in the third quarter of 2003.

Financing Activities

In August 2003, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL") issued US$300 million of 5.8 per cent Senior Notes by way of a private placement. The notes mature August 15, 2013 with interest payments due semi-annually on February 15 and August 15 of each year, beginning on February 15, 2004. Proceeds from the senior notes were used to pay down the outstanding acquisition facility drawn

upon for the 13.75 per cent working interest acquisitions in February and July 2003 and to fund Canadian Oil Sands' 35.49 per cent share of Syncrude's capital and operating expenditures.

On April 9, 2003, COSL issued $150 million of 5.75 per cent unsecured Medium Term Notes with a five-year maturity under its $750 million Canadian medium term note program. The $150 million of proceeds were used to repay a portion of the acquisition facility drawn to fund the 10 per cent Syncrude acquisition, with the remaining balance repaid in August from the US$300 million Senior Notes proceeds discussed above. When the acquisition facility was fully paid down in August, it converted to a $225 million operating facility.

During the third quarter of 2003, the Trust continued to draw on its operating credit facilities to fund its share of Syncrude's capital expenditures. At September 30, 2003 approximately $151 million was drawn on the operating facilities. The Trust currently has $685 million of available bank facilities and lines of credit, which include, in addition to the $225 million operating facility, a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $25 million line of credit. Including letters of credit drawn, approximately $503 million of this total $685 million credit facility was undrawn at September 30, 2003.

The costs associated with issuing the $150 million Medium Term Notes and US$300 million Senior Notes were approximately $16 million and were capitalized as deferred financing charges on the consolidated Balance Sheet. The cash impact of these costs is reflected in the financing activities of the consolidated statement of cash flows in the net change in deferred items.

At the beginning of the third quarter, the Trust completed an equity financing, issuing 6.5 million Trust units for net proceeds of $220 million. The proceeds were used to finance a portion of the acquisition of the 3.75 per cent interest in Syncrude.

Including the equity financing completed in February 2003, the Trust has raised approximately $952 million, net of issue costs, in new equity through public and private offerings. The proceeds were used to fund a significant portion of the approximate $1.5 billion acquisition for the 13.75 per cent Syncrude working interest acquired from EnCana in February and July of 2003.

A significant component of the Trust's financing plan for the Stage 3 Syncrude expansion is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). The Trust raised approximately $15 million in new equity, a notable increase over the first and second quarter DRIP equity issues of $6 and $9 million, respectively, as a result of increased participation. On a year-to-date basis, the Trust has raised approximately $30 million in new equity through the DRIP.

Investing Activities

On July 10, 2003 the Trust completed the acquisition of the 3.75 per cent working interest and gross overriding royalty from EnCana, for cash consideration of $429 million. During the quarter, the Trust spent $206 million on capital, with approximately 87 per cent relating to Stage 3 expenditures. Capital expenditures in 2003 were $100 million higher than the same quarter in 2002, reflecting the ramp up of spending for Stage 3 and the increased ownership interests in 2003. Of the $206 million in capital expenditures, the additional 13.75 per cent working interest accounted for approximately $78 million.

On a year-to-date basis, the Trust spent $528 million on capital expenditures. Of that total, approximately 90 per cent related to Stage 3 capital expenditures, with substantially all of the remaining 10 per cent spent on sustaining capital. In 2002, $259 million was spent on capital. Cumulatively, the Trust has spent approximately $1.3 billion related to Stage 3 capital expenditures since the project started in 2001. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan and is expected to be completed in 2005.

Risk Management

Crude Oil Hedging

During the third quarter of 2003, crude oil hedging reduced Canadian Oil Sands' total revenues by approximately $22 million, or $2.76 per barrel, as compared to a reduction of approximately $8 million, or $1.45 per barrel in the same quarter in 2002. The Trust hedged an average of 48,000 barrels per day at an average price of US$26.58 per barrel in the third quarter of 2003, compared with 16,000 barrels a day at an average price of US$24.95 hedged for the same quarter in 2002. WTI oil prices averaged US$30.21 per barrel and US$28.25 per barrel in the third quarter of 2003 and 2002, respectively.

On a year-to-date basis, hedging losses totaled approximately $74 million, or $4.09 per barrel, compared with $3 million in losses, or $0.25 per barrel, in 2002.

The Trust continues to view the risk reduction provided by its crude oil hedging program as an important element of its Stage 3 financing plan. The Trust's cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S. Canadian foreign exchange rates. As a result, the Trust will hedge both elements of its revenue stream to reduce cash flow volatility. These elements can be hedged individually in separate transactions with US$ WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or combined as part of Canadian dollar oil price hedging transactions which were undertaken in the fourth quarter of 2003. Canadian Oil Sands uses both strategies and has entered into additional 2004 crude oil

contracts since last quarter to manage the cash flow risk related to funding of the Stage 3 capital program.

The following table discloses the hedge positions the Trust has settled during 2003, as well as the positions that are outstanding as at October 23, 2003:

Canadian Oil Sands Trust Crude Oil Hedging Activities	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec 31		Jan. 1 - Dec 31	
	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)
2003 US$ WTI Positions								
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar *	3,000	25.00	3,000	25.00	-	-	1,488	25.00
-swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.60
Total Hedge Position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.49
							Jan. 1 - Dec 31	
							Volume (bbls/day)	Price (US$/bbl)
2004 US$ WTI Positions								
Total US$ Hedge Position							25,000	24.74
							Jan. 1 - Dec 31	
							Volume (bbls/day)	Price (C$/bbl)
2004 C$ WTI Positions								
Total C$ Hedge Position							6,000	37.43

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

Natural gas hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $5.7 million compared to $1.3 million in the prior year. As at October 23, 2003 there were no natural gas hedges in place.

Foreign currency hedging

As at September 30, 2003 Canadian Oil Sands had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 22.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the third quarter of 2003, currency hedging settlements increased Canadian Oil Sands revenues by $1.3 million, compared to a loss of $2.4 million in the same period of 2002. The Canadian dollar averaged $0.72 US/Cdn in 2003 compared to $0.64 US/Cdn in 2002. On a year-to-date basis, currency

hedging gains were $0.8 million, compared to losses of $8.2 million in 2002, with the Canadian dollar averaging $0.70 US/Cdn and $0.63 US/Cdn in 2003 and 2002, respectively.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the third quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $20.5 million to 2006 and beyond for net income purposes, but has included these amounts in its funds from operations. The deferred balance is reflected in the Balance Sheet under "Deferred currency hedging gains".

At September 30, 2003 the Trust has an unrecognized loss of approximately $36 million on its crude oil hedges, and approximately $36 million and $6 million of unrecognized gains relating to its foreign currency hedges and interest rate swaps, respectively. These unrecognized amounts are disclosed in Note 8 to the consolidated interim financial statements.

Insurance

During the quarter, Canadian Oil Sands insured its newly acquired 3.75 per cent working interest. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to mitigate the potential loss of the Trust's cash flow from which the capital program commitments are partly funded.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counterparties of high credit quality.

Unit Trading Activity

The market price of Canadian Oil Sand's units reached a high of $40.10 per Trust unit during the third quarter and a low of $34.40 per Trust unit. The Trust unit price closed at $39.20 on September 30, up from $34.93 at June 30 and $35.35 at March 31. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at September 30, 2003, approximately 86.7 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2003	September 2003	August 2003	July 2003
Unit price				
High	$40.10	$40.10	$38.35	$37.65
Low	$34.40	$37.80	$36.90	$34.40
Close	$39.20	$39.20	$38.20	$37.04
Volume traded (000's)	14,738	3,781	5,736	5,221
Weighted average number of units outstanding (000's)	86,322	86,728	86,362	85,888

Outlook

As a result of the unscheduled turnaround of coker 8-1 that began on October 9, Canadian Oil Sands has revised its forecast for 2003 annual Syncrude production range from 81 to 83 million barrels down to 78 to 80 million barrels, or from 26 to 27 million barrels to 25 to 26 million barrels net to the Trust. The turnaround is anticipated to take approximately 30 days and full production is expected by the end of the first week of November. The decrease in expected production volumes combined with the unplanned turnaround costs have raised Canadian Oil Sands' operating costs forecast to range from $19.25 to $19.75 per barrel for the 2003 year from the earlier forecast of $18.50 to $19.00 per barrel. The cost to perform the maintenance work on the coker is currently estimated to be in the range of $20 to 25 million. The Trust initially anticipated these revised forecasts to reduce the Trust's cash flow by $15 to $20 million in 2003; however, upon further evaluation the impact is anticipated to be more in the range of $40 to $50 million, including the cost to perform the maintenance work. The Trust still anticipates maintaining a stable distribution level on the strength of a continuing buoyant crude oil price environment.

The Trust expects that the strong crude oil prices that have existed through 2003 will continue throughout the remainder of the year. The Trust is forecasting oil prices to average US$30.45 per barrel WTI for 2003 and natural gas prices to average $6.47 per GJ. These assumptions require average WTI crude oil and natural gas prices of approximately US$30.00 per barrel and $6.50 per GJ, respectively, for the last quarter of 2003. The Trust also has increased its currency exchange rate forecast to US$0.71 for 2003 in response to the further strengthening of the Canadian dollar, implying an average rate of approximately US$0.75 for the remainder of the year.

The Trust has entered into additional hedging arrangements for its 2004 production. During October, Canadian Oil Sands hedged 6,000 barrels per day at an average price of Cdn $37.43 per barrel, which also fixes the currency exposure for these volumes. The Trust now has a total of 25,000 barrels per day hedged at an average price of US$24.74 per barrel and 6,000 barrels per day hedged at an average price of Cdn $37.43 per barrel for 2004. The Trust's hedge positions are outlined in the risk management section of this MD&A.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Revenues:				
Syncrude Sweet Blend	$ 300,404	$ 218,422	$ 709,671	$ 511,514
Interest and other income	651	1,705	3,551	5,312
	301,055	220,127	713,222	516,826
Expenses:				
Operating	125,751	66,730	369,355	235,523
Non-production	11,427	4,135	26,462	14,047
Crown royalties	4,645	2,285	9,348	5,235
Administration	1,528	1,752	4,546	4,647
Insurance	1,163	1,268	5,492	4,020
Interest	20,703	12,145	50,469	36,418
Depreciation and depletion	31,002	15,785	68,057	40,005
Foreign exchange loss (gain)	(12,630)	26,747	(97,610)	(635)
Income and Large Corporations Tax	12,504	681	14,694	1,952
Future income tax expense (recovery)	(200)	-	10,716	-
Dividends on preferred shares of subsidiaries	-	84	-	247
	195,893	131,612	461,529	341,459
Net income for the period	$ 105,162	$ 88,515	$ 251,693	$ 175,367
Unitholders' equity, beginning of period				
As previously reported	$ 1,766,844	$ 814,210	$ 956,501	$ 804,951
Prior period adjustment	(244)	-	(244)	(36,886)
As restated	1,766,600	814,210	956,257	768,065
Net income for the period	105,162	88,515	251,693	175,367
Issue of Trust units	234,854	9,514	981,589	25,885
Unitholder distributions	(43,364)	(28,734)	(126,287)	(85,812)
Contributed surplus	678	-	678	-
Unitholders' equity, end of period	$ 2,063,930	$ 883,505	$ 2,063,930	$ 883,505
Weighted average Trust units	86,322	57,299	77,214	57,060
Trust units, end of period	86,728	57,467	86,728	57,467
Net income per Trust unit				
Basic and diluted	$ 1.22	$ 1.54	$ 3.26	$ 3.07

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
($ thousands)

	September 30 2003	December 31 2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 19,970	$ 229,970
Accounts receivable	99,487	93,444
Inventories	48,978	26,132
Prepaid expenses	6,727	4,547
	175,162	354,093
Capital assets, net	3,851,129	1,470,671
Other assets		
Reclamation trust	15,570	12,878
Deferred financing charges, net	26,480	12,759
	42,050	25,637
	$ 4,068,341	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 226,818	$ 169,279
Unit distribution payable	43,364	28,843
Current portion of other liabilities	147	2,740
	270,329	200,862
Other liabilities	80,979	22,013
Long-term debt	1,237,647	622,283
Future reclamation and site restoration costs	56,556	32,237
Deferred currency hedging gains	20,540	16,505
Future income taxes	338,360	-
	2,004,411	893,900
Unitholders' equity	2,063,930	956,501
	$ 4,068,341	$ 1,850,401

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities				
Net income	$ 105,162	$ 88,515	$ 251,693	$ 175,367
Items not requiring outlay of cash:				
Depreciation and depletion	29,670	14,897	64,976	37,755
Site restoration provision	1,332	888	3,081	2,250
Amortization	917	236	2,183	659
Foreign exchange on long-term debt	(18,551)	26,434	(106,913)	(1,622)
Future income tax expense (recovery)	(200)	-	10,716	-
Stock-based compensation	434	-	434	
Site restoration costs	-	-	(899)	(1,056)
Net change in deferred items	1,507	1,243	2,881	1,168
Funds from operations	120,271	132,213	228,152	214,521
Change in non-cash working capital	7,141	(54,277)	(29,047)	17,832
	127,412	77,936	199,105	232,353
Financing activities				
Issuance of medium term notes	421,740	-	571,740	-
Net drawdown (repayment) of bank credit facilities	(109,281)	-	150,537	-
Unitholder distributions	(43,364)	(28,734)	(126,287)	(85,812)
Issuance of Trust units	234,854	9,514	981,589	25,885
Net change in deferred items	(4,124)	-	(16,005)	-
Change in non-cash working capital	210	129	14,521	344
	500,035	(19,091)	1,576,095	(59,583)
Investing activities				
Acquisition of Syncrude working interests	(427,761)	-	(1,475,260)	-
Capital expenditures	(205,766)	(105,891)	(528,141)	(259,054)
Reclamation trust	(1,158)	(761)	(2,692)	(1,822)
Change in non-cash working capital	14,057	400	20,893	(8,756)
	(620,628)	(106,252)	(1,985,200)	(269,632)
Increase (decrease) in cash	6,819	(47,407)	(210,000)	(96,862)
Cash at beginning of period	13,151	307,858	229,970	357,313
Cash at end of period	$ 19,970	$ 260,451	$ 19,970	$ 260,451
Supplemental Information				
Income and Large Corporations Tax paid	$ 9,519	$ 349	$ 17,298	$ 1,157
Interest charges paid	$ 18,207	$ 15,599	$ 45,108	$ 41,283

(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002, except for the accounting of stock-based compensation as discussed in Note 6 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTERESTS IN SYNCRUDE

a) On February 28, 2003, the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1.07 billion cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003. At this time, the Trust also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company. The Trust exercised this option in June 2003.

b) On July 10, 2003, the Trust completed its purchase of EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest for approximately $417 million cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003.

The acquisitions have been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principals. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at September 30, to the assets and liabilities as follows:

Net assets and liabilities assumed	**February acquisition** [1]	**July acquisition** [2]	**Total 2003 acquisitions**
Property, plant and equipment	$ 1,463,991	$ 453,303	$ 1,917,294
Working capital deficiency	(29,383)	(477) [3]	(29,860)
Other liabilities	(44,127)	(16,095)	(60,222)
Future reclamation and site restoration costs	(15,338)	(6,799)	(22,137)
Future income taxes	(327,644)	- [4]	(327,644)
	$ 1,047,499	$ 429,932	$ 1,477,431
Consideration			
Cash	$ 1,040,999	$ 429,932	$ 1,470,931
Costs associated with acquisition	6,500	- [5]	6,500
	$ 1,047,499	$ 429,932	$ 1,477,431

(1) Acquisition of 10 per cent working interest from EnCana, which closed February 28, 2003.

(2) Acquisition of 3.75 per cent working interest and six per cent gross overriding royalty from EnCana, pursuant to the option agreement. The acquisition closed July 10, 2003.

(3) Included in the working capital deficiency is cash acquired of approximately $2.2 million.

(4) There was no future income tax as a result of the 3.75 per cent acquisition as the working interest is held in a partnership, and owned by a trust.

(5) Costs associated with the acquisition were not material as many of the costs were incurred in the 10 per cent working interest acquisition.

Currently, the Trust is in discussions with EnCana over a purchase price adjustment of approximately $33 million regarding the value of the Syncrude pension liability relating to the 10 per cent interest acquisition. A similar adjustment would apply to the 3.75 per cent interest acquisition amounting to approximately $12 million, resulting in the total amount of adjustments for the 13.75 working interest being $45 million, the outcome of which is not determinable as of September 30, 2003. If the Trust is successful, the purchase price would be reduced by $45 million, with a corresponding reduction to Property, plant and equipment.

3. BANK CREDIT FACILITIES

On March 26, 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

	Credit facility
Extendible revolving term facility (a)	$ 20,000
Line of credit (b)	25,000
Operating credit facility (c)	225,000
Operating credit facility (d)	415,000

a) The $20 million extendible revolving term facility is a one year facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $25 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $30.6 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 9.

c) The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. Initially, this facility was a $560 million acquisition credit facility used to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest and gross overriding royalty. It was fully repaid on August 26, 2003, thereby converting to the current $225 million operating facility.

d) The $415 million operating credit facility consists of $138 million that is an extendible 364-day revolving tranche with a two-year term out, and $277 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

e) These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0, to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the trust royalty payments from Canadian Oil Sands Limited ("COSL") if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at September 30, 2003 approximately $151 million of the operating credit facilities was drawn, and is included in long-term debt on the Trust's Balance Sheet.

4. LONG TERM DEBT

a) 5.75% Medium Term Notes

On April 9, 2003, COSL issued $150 million of 5.75% unsecured Medium Term Notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on April 9 and October 9.

b) 5.8% Senior Notes

On August 6, 2003, COSL issued US$300 million of 5.8% unsecured Senior Notes in the United States under a private placement exemption. The notes mature on August 15, 2013. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on February 15 and August 15, with the first interest payment due on February 15, 2004.

5. UNITHOLDER'S EQUITY

In February 2003, the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1.05 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

In July 2003 the Trust raised an additional $228 million, $220 million net of issue costs, in new equity to support financing of the $430 million acquisition of the 3.75 percent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 5.5 million Trust units for gross proceeds of $193 million, and a private placement with a large Canadian bank of one million units for gross proceeds of $35 million.

During the third quarter of 2003, 421,150 Trust units were issued for proceeds of approximately $15 million related to the DRIP under the distribution paid on August 29, 2003. Year-to-date, a total of 868,965 Trust units were issued for proceeds of $30 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust units	Net Proceeds
Balance, beginning of period		57,684	$ 708,901
February 28, 2003	$ 33.76	21,854	$ 737,855
May 29, 2003	$ 32.99	269	$ 8,880
July 3, 2003	$ 33.82	6,500	$ 219,841
August 29, 2003	$ 35.65	421	$ 15,014
		86,728	$ 1,690,491

6. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding these plans, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only existing provisions regarding the issuance of unit options remain. In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors over the period 2002 to date, Canadian Oil Sands paid $213,500 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intends to utilize the cash compensation components in the future to reward employees for their contributions to the Trust. On October 2, 2003, the directors elected to not issue any further options to directors and to instead provide purchases of units in the secondary market as part of the directors' annual compensation. Effective October 23, 2003, each director also surrendered all options previously held by them. Since the surrender of the options was done subsequent to September 30, 2003, the numbers disclosed in the following table do not reflect the surrender of the 60,000 options held by the directors.

As at September 30, 2003, the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$ 38.67
Granted	900	$ 35.09
Outstanding at September 30, 2003	256,900	$ 38.66

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three Months Ended September 30		Nine Months Ended September 30	
	2003 (1)	2002	2003	2002
Risk-free interest rate (%)	-	4.19	4.30	4.64
Expected life (years)	-	5	5	5
Expected volatility (%)	-	27	27	27
Expected distribution per Trust unit ($)	-	2.00	2.00	2.00
Fair value per stock option ($)	-	5.79	5.55	6.79

(1) No options were granted in the current quarter.

The weighted-average grant date fair value of options granted during the year is approximately $5,000 (2002- $1.7 million).

Change in accounting policy

During the third quarter, the Trust retroactively adopted the fair value method of accounting for stock-based compensation related to unit options pursuant to new transitional rules for stock-based compensation recently approved by the Canadian Institute of Chartered Accountants. The Trust's prior period financial statements have not been restated. For the nine months ended September 30, 2003, compensation costs of $0.4 million have been included as Administration expenses in the Trust's net income, with a corresponding increase to contributed surplus included in Unitholders' equity. Stock-based compensation expense of $0.2 million relating to options granted in 2002 has been charged to opening retained earnings with a corresponding increase to contributed surplus.

Previously, Canadian Oil Sands recorded no compensation costs for unit options granted to COSL's employees and directors. Instead, the compensation costs and impact on net income and earnings per unit were disclosed on a pro forma basis in the notes to the financial statements.

7. DISTRIBUTABLE INCOME

The Consolidated Statement of Distributable Income is a not a standardized statement under Canadian generally accepted accounting principles, and therefore, is unlikely to be comparable to other distributable cash statements prepared by other energy income trusts. The statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST CONSOLIDATED STATEMENT OF DISTRIBUTABLE INCOME (unaudited) ($ thousands, except per Trust unit amounts)				
	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Funds from operations	$ 120,271	$ 132,213	$ 228,152	$ 214,521
Add (Deduct):				
Capital expenditures	(205,766)	(105,891)	(528,141)	(259,054)
Non-acquisition financing, net [(1)]	108,609	56,921	422,601	122,747
Change in non-cash working capital	21,408	(53,748)	6,367	9,420
Reclamation trust funding	(1,158)	(761)	(2,692)	(1,822)
Unitholder distributions	$ 43,364	$ 28,734	$ 126,287	$ 85,812
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**	**$ 1.50**	**$ 1.50**

[(1)] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

8. DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at September 30, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (35,803)	$ (35,410)
Foreign currency	35,611	33,987
Interest rates	6,465	6,088
	$ 6,273	$ 4,665

9. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for is $30.6 million. Canadian Oil Sands accrues a future site reclamation liability, which was $56.6 million at September 30, 2003.

10. CONTINGENT GAIN

In preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at September 30, 2003, and, therefore, is considered to be a contingent gain. No amounts have been recorded in the Trust's financial statements at September 30, 2003.

11. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Manager, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine month periods ended September 30, 2003 and September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the bitumen supply resulting from the completion of the Aurora 2 train, the timing and cost for completing the turnaround of coker 8-1, the outcome of the Trust's actions to recovery from the Trust's former tax service provider, the expected production level at Syncrude for 2003 and post 2003, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

After successfully completing the acquisition of the 3.75 per cent working interest and gross overriding royalty from EnCana Corporation ("EnCana") on July 10, 2003, Canadian Oil Sands' third quarter results reflect a 35.49 per cent working interest ownership in Syncrude from July 10.

As a result of the increased ownership and improved operating performance by Syncrude relative to the first half of 2003, Canadian Oil Sands reported earnings of $105.2 million, or $1.22 per Trust unit, and cash flow of $120.3 million, or $1.39 per Trust unit, in the third quarter of 2003, an improvement when compared to the second quarter of 2003. Excluding the impacts of foreign exchange gains and losses and future income tax expense, as shown in the earnings table on the following page, the current period's results are lower compared to the same quarter in 2002, mainly due to lower realized Canadian dollar

selling prices, lower volumes, higher operating costs, and an increase to income tax expense, as explained further in this MD&A.

The following table presents net income before foreign exchange gains and losses and future income tax expense as it is management's opinion that net income excluding those two items more accurately reflects the Trust's operating performance.

(in millions)	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net income per GAAP	$ 105.2	$ 88.5	$ 251.7	$ 175.4
Add back:				
Foreign exchange loss (gain) on long-term debt	(18.6)	26.4	(106.9)	(1.6)
Future income tax expense	(0.2)	-	10.7	-
Net earnings before foreign exchange and future income taxes	$ 86.4	$ 114.9	$ 155.5	$ 173.8

** The earnings reflected in the above table are a non-GAAP measurement, and therefore are unlikely to be comparable to similar measures presented by other companies.*

Revenues

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2003	2002	Variance	2003	2002	Variance
Production revenue	$ 326.0	$ 230.3	$ 95.7	$ 793.5	$ 528.4	$ 265.1
Pipeline tariffs	(4.6)	(1.9)	(2.7)	(10.0)	(5.2)	(4.8)
Marketing fees	(0.5)	(0.1)	(0.4)	(0.9)	(0.2)	(0.7)
Before hedging	320.9	228.3	92.6	782.6	523.0	259.6
Crude oil hedging	(21.8)	(7.5)	(14.3)	(73.7)	(3.3)	(70.4)
Currency hedging	1.3	(2.4)	3.7	0.8	(8.2)	9.0
Syncrude Sweet Blend	300.4	218.4	82.0	709.7	511.5	198.2
Interest and other income	0.6	1.7	(1.1)	3.5	5.3	(1.8)
Total Revenues	$ 301.0	$ 220.1	$ 80.9	$ 713.2	$ 516.8	$ 196.4
Sales volumes (MMbbls)	7.9	5.2	2.7	18.0	13.2	4.8
($ per barrel)						
Production revenue	$ 41.10	$ 44.11	$ (3.01)	$ 44.00	$ 40.03	$ 3.97
Pipeline tariffs	(0.59)	(0.37)	(0.22)	(0.56)	(0.38)	(0.18)
Marketing fees	(0.05)	(0.01)	(0.04)	(0.05)	(0.01)	(0.04)
Before hedging	40.46	43.73	(3.27)	43.39	39.64	3.75
Crude oil hedging	(2.76)	(1.45)	(1.31)	(4.09)	(0.25)	(3.84)
Currency hedging	0.17	(0.46)	0.63	0.05	(0.62)	0.67
Syncrude Sweet Blend	37.87	41.82	(3.95)	39.35	38.77	0.58
Interest and other income	0.08	0.33	(0.25)	0.20	0.40	(0.20)
Total Revenues	$ 37.95	$ 42.15	$ (4.20)	$ 39.55	$ 39.17	$ 0.38

Total revenues in the third quarter of 2003 increased by $81 million compared to the same quarter in 2002, primarily due to the increased volumes attributable to the additional 13.75 per cent working interest, which resulted in higher production revenue. The increased working interest contributed approximately $120 million to Canadian Oil Sands' total third quarter revenues of $301 million. This increase, however, was partially offset by lower Canadian dollar selling prices.

Although production revenue increased by approximately $96 million in the third quarter of 2003 compared to the same quarter in 2002, on a per barrel basis realized selling prices were lower in 2003. Before hedging, the Trust realized $40.46 per barrel, a price approximately seven per cent lower than in the same quarter in 2002. The U.S. dollar West Texas Intermediate ("WTI") price, which Syncrude Sweet Blend ("SSB")™ follows closely, increased from US$28.25 per barrel in the third quarter of 2002 to US$30.21 per barrel in the third quarter of 2003. However, this increase was more than offset by a stronger Canadian dollar exchange relative to the U.S. dollar, which resulted in a lower Canadian dollar price.

Sales volumes in the third quarter of 2003 of 86,196 barrels per day were 52 per cent higher compared to the same quarter in 2002. The higher working interest should have resulted in the Trust's total sales volumes increasing by 63 per cent. However, Syncrude's production was lower in the third quarter of 2003 than 2002, which reduced the impact of the higher working interest. In the third quarter of 2002 Syncrude operated at full productive capacity, resulting in a record quarterly shipment. In the same quarter of 2003, Syncrude conducted scheduled maintenance on its vacuum distillation unit and a hydrotreater, which reduced production in the current quarter.

Strong oil prices in the third quarter of 2003, combined with a larger hedge position than in the third quarter of 2002, resulted in crude oil hedging losses of $21.8 million, or $2.76 per barrel, compared with $7.5 million, or $1.45 per barrel, in the third quarter of 2002. Foreign exchange rates averaged $0.72 US/Cdn in the third quarter of 2003, compared to $0.64 US/Cdn in the same quarter of 2002, which resulted in currency hedging gains of $1.3 million, or $0.17 per barrel, compared to $2.4 million in losses, or $0.46 per barrel, in the comparable quarter in 2002. After hedging, the Trust's realized selling price of $37.87 per barrel in the third quarter of 2003 was nine per cent lower than in the same quarter of 2002.

For the nine months ended September 30, 2003 total revenues increased approximately $196 million compared to the same period in 2002, primarily as a result of higher production revenue, partially offset by higher crude oil hedging losses.

Production revenue was higher in 2003 than 2002 as a result of having acquired the additional 10 per cent working interest from EnCana on February 28, 2003 and another 3.75 per cent working interest from EnCana on July 10, 2003. During the first nine months of 2003, Canadian Oil Sands owned an effective Syncrude working interest of approximately 31 per cent, which represents an increase in ownership of approximately 41 per cent compared to the prior year. While the Trust's ownership interest increased 41 per cent, sales volumes increased only 37 per cent, reflecting the impact of the first quarter's unscheduled and extended scheduled maintenance work, as well as September's planned maintenance work.

Selling prices before hedging for the nine months ended September 30, 2003 were approximately nine per cent higher than in the same period in 2002, averaging $43.39 per barrel in 2003 compared to $39.64 per barrel in 2002. Although average WTI prices in 2003 were US$30.94 per barrel compared to US$25.45 per barrel in 2002, a stronger Canadian dollar reduced the Canadian dollar price received in 2003. After hedging, the average selling price per barrel was $39.35 in 2003, compared to $38.77 in the prior year. Crude oil hedging losses of approximately $74 million, or $4.09 per barrel, reflect strong crude oil prices and more volumes hedged compared to the same period in 2002, during which losses of $3.3 million, or $0.25 per barrel, were reported.

Operating costs

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2003	2002	Variance	2003	2002	Variance
Production costs and other	$ 99.5	$ 58.3	$ 41.2	$ 294.4	$ 207.7	$ 86.7
Purchased energy	26.3	8.5	17.8	80.7	29.1	51.6
Natural gas hedging	-	(0.1)	0.1	(5.7)	(1.3)	(4.4)
	$ 125.8	$ 66.7	$ 59.1	$ 369.4	$ 235.5	$ 133.9
Sales volumes (MMbbls)	7.9	5.2	2.7	18.0	13.2	4.8
($ per barrel)						
Production costs and other	$ 12.54	$ 11.16	$ 1.38	$ 16.00	$ 15.74	$ 0.26
Purchased energy	3.32	1.63	1.69	4.48	2.20	2.28
Natural gas hedging	-	(0.01)	0.01	-	(0.10)	0.10
	$ 15.86	$ 12.78	$ 3.08	$ 20.48	$ 17.84	$ 2.64

The Trust reported operating costs in the third quarter of 2003 of $15.86 per barrel, an increase of $3.08 per barrel over the same period in 2002. The most significant increase pertains to purchased energy costs of $3.32 per barrel in the third quarter of 2003, compared with $1.63 per barrel in the same quarter of 2002. Natural gas is a large variable cost in the Trust's total operating costs as it is a significant requirement of the SSB production process. Syncrude's consumption volumes of natural gas remained relatively constant at approximately 0.6 of a gigajoule ("GJ") per barrel in the third quarter of 2003, compared with 0.5 GJ per barrel in the same quarter in 2002. However, natural gas prices in the third quarter of 2003 were $5.83 GJ, an increase of 95 per cent from the same period in 2002, compared to natural gas prices of $2.99 per GJ. The Trust's natural gas hedge contracts expired at the end of March 2003, and therefore, no natural gas hedging gains or losses were recorded in the third quarter of 2003.

Also contributing to higher operating costs was the increase in production costs. In the third quarter of 2002, Syncrude had uninterrupted production and operated at full capacity, which resulted in record performance, and therefore, lower per barrel operating costs. In the third quarter of 2003, Syncrude had scheduled maintenance on its vacuum distillation unit and hydrotreater, which increased costs and lowered production volumes, thereby increasing operating costs per barrel.

For the nine months ended September 30, 2003 operating costs were $20.48 per barrel compared to $17.84 per barrel in 2002. The significant increase in natural gas costs for the nine months ended September 30, 2003 accounted for most of the increase. Natural gas prices were $6.65 per GJ, an increase of $3.27 per GJ over the prior year's costs of $3.38 per GJ.

Non-production costs

Non-production costs of $11.4 million in the third quarter and $26.5 million year-to-date, increased from the comparable periods in 2002 due to the larger working interest and higher levels of development activity. Non-production expenses relate primarily to Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove equipment or facilities to support the expansion. In 2003, the Trust also reclassified certain expenses, primarily related to engineering and other costs related to the development of the existing plant facilities, from operating costs to non-production costs to more accurately reflect operating expenses related to current production.

Crown Royalty expense

In the third quarter of 2003, in addition to the minimum one per cent royalty rate paid on the gross revenues, Crown royalties expense includes a charge of approximately $1.5 million relating to an adjustment to the calculations of the Crown royalties in 2000. Excluding this prior year adjustment, the Crown royalties expense rose in 2003 as a result of higher gross revenues. As Syncrude is currently undertaking a significant capital program, the Trust expects to pay only the minimum one per cent royalty on its gross revenues for the next several years. A description of the Crown royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Interest expense

Interest expense in the third quarter and nine months ended September 30, 2003 was approximately $21 million and $50 million, respectively, an increase of approximately $9 million and $14 million from the same periods in 2002. The increase in interest expense primarily reflects the additional debt issued in 2003 by Canadian Oil Sands, as well as the utilization of Canadian Oil Sands' credit facilities that were first drawn upon in March 2003. In April 2003, Canadian Oil Sands issued $150 million Medium Term Notes with an interest rate of 5.75 per cent. Early in August, Canadian Oil Sands issued US$300 million in Senior Notes with an interest rate of 5.8 per cent. During the third quarter, the Trust continued to utilize its operating facilities, of which approximately $151 million was drawn at September 30, to fund its 35.49 per cent share of the Syncrude capital expenditures.

Depreciation and Depletion

Depreciation and depletion ("D&D") expense for the three and nine months ended September 30, 2003 was approximately $15 million and $28 million higher, respectively. than in the comparable periods in 2002 as a result of the acquisitions of the Syncrude working interests during the year.

Canadian Oil Sands depreciates and depletes its production assets on a unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves, if any, for purposes of calculating its depreciation and depletion

expense. These costs and reserves will be included in the depreciation and depletion expense calculations in 2005 when Stage 3 is anticipated to be completed.

Also included in depreciation and depletion expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and nine months ended September 30, 2003 were $1.3 million and $3.0 million, respectively. The current year provisions combined with the liability recorded on the acquisition of the 13.75 per cent working interest resulted in a future site reclamation liability of $57 million at September 30, 2003. Similar to its 21.74 per cent working interest in Syncrude, the Trust will be depositing $0.1322 per barrel of current production related to its 13.75 per cent Syncrude interest into a mining reclamation trust account. As of September 30, amounts have been accrued for the mining reclamation trust account and are reflected in the consolidated Balance Sheet asset heading "Reclamation trust".

Foreign exchange gains and losses

In the third quarter of 2003, the Trust recorded a foreign exchange gain of $12.6 million, compared to a foreign exchange loss of $26.7 million in the same period in 2002. The 2003 gain reflects the impact of the significant strengthening of the Canadian dollar, which averaged $0.72 US/Cdn in the third quarter of 2003 versus $0.64 in the same period in 2002.

As required by Canadian generally accepted accounting principles, the Trust's U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. The Trust's most significant U.S. denominated monetary balances which give rise to most of the foreign exchange impacts are its U.S. Senior Notes. At September 30, 2003 and 2002, the Trust had US$694 million and US$394 million in U.S. denominated debt. The stronger Canadian dollar at September 30 compared with June 30 created a non-cash foreign exchange gain on the Trust's U.S. denominated senior notes of $18.6 million in the third quarter of 2003. In the same period in 2002, a loss of $26.4 million was recorded as a result of the Canadian dollar weakening relative to the U.S. dollar from June 30 to September 30. The Trust also has U.S. denominated cash and accounts receivable accounts which are revalued at the end of each period. The revaluation of these accounts represents the remaining balance of the foreign exchange gains and losses on the income statement for the quarter and nine months ending September 30 for each of 2003 and 2002.

For the nine months ended September 30, 2003 and 2002, total foreign exchange gains were $97.6 million and $0.1 million, respectively, with non-cash foreign exchange gains on the U.S. denominated debt of $106.9 million and $1.6 million, respectively.

Income and Large Corporations Tax

Included in the third quarter's income and Large Corporations Tax expense is a cash payment of approximately $9 million to Canada Customs and Revenue Agency ("CCRA") for a tax liability pertaining to the 2001 income tax return of the Trust. In September 2003, the Trust paid approximately $10 million to CCRA, which included $1 million of interest charges that had accrued on the $9 million tax liability. The interest has been included in interest expense. As disclosed in Note 10 of the September 30, 2003 interim consolidated financial statements, the tax liability was a result of an error in the Trust's 2001 income tax return prepared by the Trust's former tax service provider. The Trust is currently taking action to recover the cash payment from the tax service provider. However, the exact amount of the recovery is not determinable at this time. As such, the potential recovery has been disclosed as a contingent gain with no amounts recorded in the Trust's financial statements at September 30, 2003.

Future income tax

For the quarter and nine months ended September 30, 2003, Canadian Oil Sands recorded a non-cash future income tax recovery of approximately $0.2 million and a future income tax expense of approximately $10.7 million, respectively. A net future income tax liability was recorded in the first quarter of 2003 relating to the acquisition of the 10 per cent working interest in Syncrude. The future income tax liability primarily represents the difference between the Trust's subsidiaries' book value of capital assets and tax pools at the substantively enacted tax rates as at September 30, 2003. During the second quarter of 2003, the federal government substantively enacted the phasing out of resource allowance and the reduction of the corporate tax rate over the next five years. The tax changes increased the future tax liability in the second quarter. There was no future income tax impact of the 3.75 per cent acquisition in July as the working interest is held in a partnership and owned by the Trust's subsidiary, Canadian Oil Sands Commercial Trust, which does not record future income taxes because it is a trust.

Dividend on preferred shares of subsidiaries

On October 31, 2002 the preferred shares of the Trust's operating subsidiaries were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Change in accounting policy

Effective the third quarter of 2003, the Trust changed its accounting policy for stock-based compensation. The Trust now is recognizing the compensation expense related to stock options in its financial statements according to the fair value method. Prior to the change in policy, the Trust followed the intrinsic value method and disclosed the impact of the stock options under the fair-value method on a pro forma basis. Under the transitional provisions set out by the Canadian Institute of Chartered Accountants, the Trust has chosen to adopt this change retroactively. The impact on opening retained

earnings was a decrease of $0.2 million, which represents the stock option expense related to the options granted during 2002. In the current year, the Trust has recorded approximately $0.4 million as compensation expense, included in Administration expenses in the consolidated financial statements. As a result of recognizing the stock option expense in the financial statements, the Trust has recorded contributed surplus of $0.6 million, which is included in Unitholders' equity.

Liquidity and Capital Resources

Funds from Operations

During the third quarter of 2003 the Trust revised its funds from operations to include site restoration costs and the net change in deferred items relating to operating activities. In management's opinion, reclassifying these items more accurately reflects the funds generated from operating activities.

In the three months and nine months ended September 30, 2003 the Trust generated funds from operations of $120 million, or $1.39 per Trust unit, and $228 million, or $2.95 per Trust unit, respectively. In the same periods in 2002, funds from operations were $132 million, or $2.31 per Trust unit, and $214 million, or $3.76 per Trust unit, respectively. The decrease in funds generated on a per unit basis reflects primarily the lower realized selling prices, lower volumes, the increase in operating costs, and the cash tax payment in the third quarter of 2003.

Financing Activities

In August 2003, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL") issued US$300 million of 5.8 per cent Senior Notes by way of a private placement. The notes mature August 15, 2013 with interest payments due semi-annually on February 15 and August 15 of each year, beginning on February 15, 2004. Proceeds from the senior notes were used to pay down the outstanding acquisition facility drawn upon for the 13.75 per cent working interest acquisitions in February and July 2003 and to fund Canadian Oil Sands' 35.49 per cent share of Syncrude's capital and operating expenditures.

On April 9, 2003, COSL issued $150 million of 5.75 per cent unsecured Medium Term Notes with a five-year maturity under its $750 million Canadian medium term note program. The $150 million of proceeds were used to repay a portion of the acquisition facility drawn to fund the 10 per cent Syncrude acquisition, with the remaining balance repaid in August from the US$300 million Senior Notes proceeds discussed above. When the acquisition facility was fully paid down in August, it converted to a $225 million operating facility.

During the third quarter of 2003, the Trust continued to draw on its operating credit facilities to fund its share of Syncrude's capital expenditures. At September 30, 2003 approximately $151 million was drawn on the operating facilities. The Trust currently has $685 million of available bank facilities and lines of

credit, which include, in addition to the $225 million operating facility, a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $25 million line of credit. Including letters of credit drawn, approximately $503 million of this total $685 million credit facility was undrawn at September 30, 2003.

The costs associated with issuing the $150 million Medium Term Notes and US$300 million Senior Notes were approximately $16 million and were capitalized as deferred financing charges on the consolidated Balance Sheet. The cash impact of these costs is reflected in the financing activities of the consolidated statement of cash flows in the net change in deferred items.

At the beginning of the third quarter, the Trust completed an equity financing, issuing 6.5 million Trust units for net proceeds of $220 million. The proceeds were used to finance a portion of the acquisition of the 3.75 per cent interest in Syncrude.

Including the equity financing completed in February 2003, the Trust has raised approximately $952 million, net of issue costs, in new equity through public and private offerings. The proceeds were used to fund a significant portion of the approximate $1.5 billion acquisition for the 13.75 per cent Syncrude working interest acquired from EnCana in February and July of 2003.

A significant component of the Trust's financing plan for the Stage 3 Syncrude expansion is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). The Trust raised approximately $15 million in new equity, a notable increase over the first and second quarter DRIP equity issues of $6 and $9 million, respectively, as a result of increased participation. On a year-to-date basis, the Trust has raised approximately $30 million in new equity through the DRIP.

Investing Activities

On July 10, 2003 the Trust completed the acquisition of the 3.75 per cent working interest and gross overriding royalty from EnCana, for cash consideration of $429 million. During the quarter, the Trust spent $206 million on capital, with approximately 87 per cent relating to Stage 3 expenditures. Capital expenditures in 2003 were $100 million higher than the same quarter in 2002, reflecting the ramp up of spending for Stage 3 and the increased ownership interests in 2003. Of the $206 million in capital expenditures, the additional 13.75 per cent working interest accounted for approximately $78 million.

On a year-to-date basis, the Trust spent $528 million on capital expenditures. Of that total, approximately 90 per cent related to Stage 3 capital expenditures, with substantially all of the remaining 10 per cent spent on sustaining capital. In 2002, $259 million was spent on capital. Cumulatively, the Trust has spent approximately $1.3 billion related to Stage 3 capital expenditures since the project started in 2001. Stage

3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan and is expected to be completed in 2005.

Risk Management

Crude Oil Hedging

During the third quarter of 2003, crude oil hedging reduced Canadian Oil Sands' total revenues by approximately $22 million, or $2.76 per barrel, as compared to a reduction of approximately $8 million, or $1.45 per barrel in the same quarter in 2002. The Trust hedged an average of 48,000 barrels per day at an average price of US$26.58 per barrel in the third quarter of 2003, compared with 16,000 barrels a day at an average price of US$24.95 hedged for the same quarter in 2002. WTI oil prices averaged US$30.21 per barrel and US$28.25 per barrel in the third quarter of 2003 and 2002, respectively.

On a year-to-date basis, hedging losses totaled approximately $74 million, or $4.09 per barrel, compared with $3 million in losses, or $0.25 per barrel, in 2002.

The Trust continues to view the risk reduction provided by its crude oil hedging program as an important element of its Stage 3 financing plan. The Trust's cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S. Canadian foreign exchange rates. As a result, the Trust will hedge both elements of its revenue stream to reduce cash flow volatility. These elements can be hedged individually in separate transactions with US$ WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or combined as part of Canadian dollar oil price hedging transactions which were undertaken in the fourth quarter of 2003. Canadian Oil Sands uses both strategies and has entered into additional 2004 crude oil contracts since last quarter to manage the cash flow risk related to funding of the Stage 3 capital program.

The following table discloses the hedge positions the Trust has settled during 2003, as well as the positions that are outstanding as at October 23, 2003:

Canadian Oil Sands Trust Crude Oil Hedging Activities	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec 31		Jan. 1 - Dec 31	
	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*
2003 US$ WTI Positions								
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar *	3,000	25.00	3,000	25.00	-	-	1,488	25.00
-swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.60
Total Hedge Position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.49

	Jan. 1 - Dec 31	
	Volume *(bbls/day)*	Price *(US$/bbl)*
2004 US$ WTI Positions		
Total US$ Hedge Position	25,000	24.74

	Jan. 1 - Dec 31	
	Volume *(bbls/day)*	Price *(C$/bbl)*
2004 C$ WTI Positions		
Total C$ Hedge Position	6,000	37.43

" Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

Natural gas hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $5.7 million compared to $1.3 million in the prior year. As at October 23, 2003 there were no natural gas hedges in place.

Foreign currency hedging

As at September 30, 2003 Canadian Oil Sands had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 22.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the third quarter of 2003, currency hedging settlements increased Canadian Oil Sands revenues by $1.3 million, compared to a loss of $2.4 million in the same period of 2002. The Canadian dollar averaged $0.72 US/Cdn in 2003 compared to $0.64 US/Cdn in 2002. On a year-to-date basis, currency hedging gains were $0.8 million, compared to losses of $8.2 million in 2002, with the Canadian dollar averaging $0.70 US/Cdn and $0.63 US/Cdn in 2003 and 2002, respectively.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the third quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $20.5 million to 2006 and beyond for net

income purposes, but has included these amounts in its funds from operations. The deferred balance is reflected in the Balance Sheet under "Deferred currency hedging gains".

At September 30, 2003 the Trust has an unrecognized loss of approximately $36 million on its crude oil hedges, and approximately $36 million and $6 million of unrecognized gains relating to its foreign currency hedges and interest rate swaps, respectively. These unrecognized amounts are disclosed in Note 8 to the consolidated interim financial statements.

Insurance

During the quarter, Canadian Oil Sands insured its newly acquired 3.75 per cent working interest. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to mitigate the potential loss of the Trust's cash flow from which the capital program commitments are partly funded.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counterparties of high credit quality.

Unit Trading Activity

The market price of Canadian Oil Sand's units reached a high of $40.10 per Trust unit during the third quarter and a low of $34.40 per Trust unit. The Trust unit price closed at $39.20 on September 30, up from $34.93 at June 30 and $35.35 at March 31. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at September 30, 2003, approximately 86.7 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2003	September 2003	August 2003	July 2003
Unit price				
High	$40.10	$40.10	$38.35	$37.65
Low	$34.40	$37.80	$36.90	$34.40
Close	$39.20	$39.20	$38.20	$37.04
Volume traded (000's)	14,738	3,781	5,736	5,221
Weighted average number of units outstanding (000's)	86,322	86,728	86,362	85,888

Outlook

As a result of the unscheduled turnaround of coker 8-1 that began on October 9, Canadian Oil Sands has revised its forecast for 2003 annual Syncrude production range from 81 to 83 million barrels down to 78 to 80 million barrels, or from 26 to 27 million barrels to 25 to 26 million barrels net to the Trust. The

turnaround is anticipated to take approximately 30 days and full production is expected by the end of the first week of November. The decrease in expected production volumes combined with the unplanned turnaround costs have raised Canadian Oil Sands' operating costs forecast to range from $19.25 to $19.75 per barrel for the 2003 year from the earlier forecast of $18.50 to $19.00 per barrel. The cost to perform the maintenance work on the coker is currently estimated to be in the range of $20 to 25 million. The Trust initially anticipated these revised forecasts to reduce the Trust's cash flow by $15 to $20 million in 2003; however, upon further evaluation the impact is anticipated to be more in the range of $40 to $50 million, including the cost to perform the maintenance work. The Trust still anticipates maintaining a stable distribution level on the strength of a continuing buoyant crude oil price environment.

The Trust expects that the strong crude oil prices that have existed through 2003 will continue throughout the remainder of the year. The Trust is forecasting oil prices to average US$30.45 per barrel WTI for 2003 and natural gas prices to average $6.47 per GJ. These assumptions require average WTI crude oil and natural gas prices of approximately US$30.00 per barrel and $6.50 per GJ, respectively, for the last quarter of 2003. The Trust also has increased its currency exchange rate forecast to US$0.71 for 2003 in response to the further strengthening of the Canadian dollar, implying an average rate of approximately US$0.75 for the remainder of the year.

The Trust has entered into additional hedging arrangements for its 2004 production. During October, Canadian Oil Sands hedged 6,000 barrels per day at an average price of Cdn $37.43 per barrel, which also fixes the currency exposure for these volumes. The Trust now has a total of 25,000 barrels per day hedged at an average price of US$24.74 per barrel and 6,000 barrels per day hedged at an average price of Cdn $37.43 per barrel for 2004. The Trust's hedge positions are outlined in the risk management section of this MD&A.

03 NOV 10 AM 7:21

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Revenues:				
Syncrude Sweet Blend	$ 300,404	$ 218,422	$ 709,671	$ 511,514
Interest and other income	651	1,705	3,551	5,312
	301,055	220,127	713,222	516,826
Expenses:				
Operating	125,751	66,730	369,355	235,523
Non-production	11,427	4,135	26,462	14,047
Crown royalties	4,645	2,285	9,348	5,235
Administration	1,528	1,752	4,546	4,647
Insurance	1,163	1,268	5,492	4,020
Interest	20,703	12,145	50,469	36,418
Depreciation and depletion	31,002	15,785	68,057	40,005
Foreign exchange loss (gain)	(12,630)	26,747	(97,610)	(635)
Income and Large Corporations Tax	12,504	681	14,694	1,952
Future income tax expense (recovery)	(200)	-	10,716	-
Dividends on preferred shares of subsidiaries	-	84	-	247
	195,893	131,612	461,529	341,459
Net income for the period	$ 105,162	$ 88,515	$ 251,693	$ 175,367
Unitholders' equity, beginning of period				
As previously reported	$ 1,766,844	$ 814,210	$ 956,501	$ 804,951
Prior period adjustment	(244)	-	(244)	(36,886)
As restated	1,766,600	814,210	956,257	768,065
Net income for the period	105,162	88,515	251,693	175,367
Issue of Trust units	234,854	9,514	981,589	25,885
Unitholder distributions	(43,364)	(28,734)	(126,287)	(85,812)
Contributed surplus	678	-	678	-
Unitholders' equity, end of period	$ 2,063,930	$ 883,505	$ 2,063,930	$ 883,505
Weighted average Trust units	86,322	57,299	77,214	57,060
Trust units, end of period	86,728	57,467	86,728	57,467
Net income per Trust unit				
Basic and diluted	$ 1.22	$ 1.54	$ 3.26	$ 3.07

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
($ thousands)

	September 30 2003	December 31 2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 19,970	$ 229,970
Accounts receivable	99,487	93,444
Inventories	48,978	26,132
Prepaid expenses	6,727	4,547
	175,162	354,093
Capital assets, net	3,851,129	1,470,671
Other assets		
Reclamation trust	15,570	12,878
Deferred financing charges, net	26,480	12,759
	42,050	25,637
	$ 4,068,341	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 226,818	$ 169,279
Unit distribution payable	43,364	28,843
Current portion of other liabilities	147	2,740
	270,329	200,862
Other liabilities	80,979	22,013
Long-term debt	1,237,647	622,283
Future reclamation and site restoration costs	56,556	32,237
Deferred currency hedging gains	20,540	16,505
Future income taxes	338,360	-
	2,004,411	893,900
Unitholders' equity	2,063,930	956,501
	$ 4,068,341	$ 1,850,401

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Cash provided by (used in):				
Operating activities				
Net income	$ 105,162	$ 88,515	$ 251,693	$ 175,367
Items not requiring outlay of cash:				
Depreciation and depletion	29,670	14,897	64,976	37,755
Site restoration provision	1,332	888	3,081	2,250
Amortization	917	236	2,183	659
Foreign exchange on long-term debt	(18,551)	26,434	(106,913)	(1,622)
Future income tax expense (recovery)	(200)	-	10,716	-
Stock-based compensation	434	-	434	
Site restoration costs	-	-	(899)	(1,056)
Net change in deferred items	1,507	1,243	2,881	1,168
Funds from operations	120,271	132,213	228,152	214,521
Change in non-cash working capital	7,141	(54,277)	(29,047)	17,832
	127,412	77,936	199,105	232,353
Financing activities				
Issuance of medium term notes	421,740	-	571,740	-
Net drawdown (repayment) of bank credit facilities	(109,281)	-	150,537	-
Unitholder distributions	(43,364)	(28,734)	(126,287)	(85,812)
Issuance of Trust units	234,854	9,514	981,589	25,885
Net change in deferred items	(4,124)	-	(16,005)	-
Change in non-cash working capital	210	129	14,521	344
	500,035	(19,091)	1,576,095	(59,583)
Investing activities				
Acquisition of Syncrude working interests	(427,761)	-	(1,475,260)	-
Capital expenditures	(205,766)	(105,891)	(528,141)	(259,054)
Reclamation trust	(1,158)	(761)	(2,692)	(1,822)
Change in non-cash working capital	14,057	400	20,893	(8,756)
	(620,628)	(106,252)	(1,985,200)	(269,632)
Increase (decrease) in cash	6,819	(47,407)	(210,000)	(96,862)
Cash at beginning of period	13,151	307,858	229,970	357,313
Cash at end of period	$ 19,970	$ 260,451	$ 19,970	$ 260,451
Supplemental Information				
Income and Large Corporations Tax paid	$ 9,519	$ 349	$ 17,298	$ 1,157
Interest charges paid	$ 18,207	$ 15,599	$ 45,108	$ 41,283

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002, except for the accounting of stock-based compensation as discussed in Note 6 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTERESTS IN SYNCRUDE

a) On February 28, 2003, the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1.07 billion cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003. At this time, the Trust also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company. The Trust exercised this option in June 2003.

b) On July 10, 2003, the Trust completed its purchase of EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest for approximately $417 million cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003.

The acquisitions have been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principals. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at September 30, to the assets and liabilities as follows:

Net assets and liabilities assumed	**February acquisition** [1]	**July acquisition** [2]	**Total 2003 acquisitions**
Property, plant and equipment	$ 1,463,991	$ 453,303	$ 1,917,294
Working capital deficiency	(29,383)	(477) [3]	(29,860)
Other liabilities	(44,127)	(16,095)	(60,222)
Future reclamation and site restoration costs	(15,338)	(6,799)	(22,137)
Future income taxes	(327,644)	- [4]	(327,644)
	$ 1,047,499	$ 429,932	$ 1,477,431
Consideration			
Cash	$ 1,040,999	$ 429,932	$ 1,470,931
Costs associated with acquisition	6,500	- [5]	6,500
	$ 1,047,499	$ 429,932	$ 1,477,431

[1] Acquisition of 10 per cent working interest from EnCana, which closed February 28, 2003.
[2] Acquisition of 3.75 per cent working interest and six per cent gross overriding royalty from EnCana, pursuant to the option agreement. The acquisition closed July 10, 2003.
[3] Included in the working capital deficiency is cash acquired of approximately $2.2 million.
[4] There was no future income tax as a result of the 3.75 per cent acquisition as the working interest is held in a partnership, and owned by a trust.
[5] Costs associated with the acquisition were not material as many of the costs were incurred in the 10 per cent working interest acquisition.

Currently, the Trust is in discussions with EnCana over a purchase price adjustment of approximately $33 million regarding the value of the Syncrude pension liability relating to the 10 per cent interest acquisition. A similar adjustment would apply to the 3.75 per cent interest acquisition amounting to approximately $12 million, resulting in the total amount of adjustments for the 13.75 working interest being $45 million, the outcome of which is not determinable as of September 30, 2003. If the Trust is successful, the purchase price would be reduced by $45 million, with a corresponding reduction to Property, plant and equipment.

3. BANK CREDIT FACILITIES

On March 26, 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

		Credit facility
Extendible revolving term facility (a)	$	20,000
Line of credit (b)		25,000
Operating credit facility (c)		225,000
Operating credit facility (d)		415,000

a) The $20 million extendible revolving term facility is a one year facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $25 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $30.6 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 9.

c) The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. Initially, this facility was a $560 million acquisition credit facility used to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest and gross overriding royalty. It was fully repaid on August 26, 2003, thereby converting to the current $225 million operating facility.

d) The $415 million operating credit facility consists of $138 million that is an extendible 364-day revolving tranche with a two-year term out, and $277 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

e) These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0, to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the trust royalty payments from Canadian Oil Sands Limited ("COSL") if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at September 30, 2003 approximately $151 million of the operating credit facilities was drawn, and is included in long-term debt on the Trust's Balance Sheet.

4. LONG TERM DEBT

a) 5.75% Medium Term Notes

On April 9, 2003, COSL issued $150 million of 5.75% unsecured Medium Term Notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on April 9 and October 9.

b) 5.8% Senior Notes

On August 6, 2003, COSL issued US$300 million of 5.8% unsecured Senior Notes in the United States under a private placement exemption. The notes mature on August 15, 2013. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on February 15 and August 15, with the first interest payment due on February 15, 2004.

5. UNITHOLDER'S EQUITY

In February 2003, the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1.05 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

In July 2003 the Trust raised an additional $228 million, $220 million net of issue costs, in new equity to support financing of the $430 million acquisition of the 3.75 percent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 5.5 million Trust units for gross proceeds of $193 million, and a private placement with a large Canadian bank of one million units for gross proceeds of $35 million.

During the third quarter of 2003, 421,150 Trust units were issued for proceeds of approximately $15 million related to the DRIP under the distribution paid on August 29, 2003. Year-to-date, a total of 868,965 Trust units were issued for proceeds of $30 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust units	Net Proceeds
Balance, beginning of period		57,684	$ 708,901
February 28, 2003	$ 33.76	21,854	$ 737,855
May 29, 2003	$ 32.99	269	$ 8,880
July 3, 2003	$ 33.82	6,500	$ 219,841
August 29, 2003	$ 35.65	421	$ 15,014
		86,728	$ 1,690,491

6. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding these plans, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only existing provisions regarding the issuance of unit options remain. In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors over the period 2002 to date, Canadian Oil Sands paid $213,500 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intends to utilize the cash compensation components in the future to reward employees for their contributions to the Trust. On October 2, 2003, the directors elected to not issue any further options to directors and to instead provide purchases of units in the secondary market as part of the directors' annual compensation. Effective October 23, 2003, each director also surrendered all options previously held by them. Since the surrender of the options was done subsequent to September 30, 2003, the numbers disclosed in the following table do not reflect the surrender of the 60,000 options held by the directors.

As at September 30, 2003, the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$ 38.67
Granted	900	$ 35.09
Outstanding at September 30, 2003	256,900	$ 38.66

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three Months Ended September 30		Nine Months Ended September 30	
	2003 (1)	2002	2003	2002
Risk-free interest rate (%)	-	4.19	4.30	4.64
Expected life (years)	-	5	5	5
Expected volatility (%)	-	27	27	27
Expected distribution per Trust unit ($)	-	2.00	2.00	2.00
Fair value per stock option ($)	-	5.79	5.55	6.79

(1) No options were granted in the current quarter.

The weighted-average grant date fair value of options granted during the year is approximately $5,000 (2002- $1.7 million).

Change in accounting policy

During the third quarter, the Trust retroactively adopted the fair value method of accounting for stock-based compensation related to unit options pursuant to new transitional rules for stock-based compensation recently approved by the Canadian Institute of Chartered Accountants. The Trust's prior period financial statements have not been restated. For the nine months ended September 30, 2003, compensation costs of $0.4 million have been included as Administration expenses in the Trust's net income, with a corresponding increase to contributed surplus included in Unitholders' equity. Stock-based compensation expense of $0.2 million relating to options granted in 2002 has been charged to opening retained earnings with a corresponding increase to contributed surplus.

Previously, Canadian Oil Sands recorded no compensation costs for unit options granted to COSL's employees and directors. Instead, the compensation costs and impact on net income and earnings per unit were disclosed on a pro forma basis in the notes to the financial statements.

7. DISTRIBUTABLE INCOME

The Consolidated Statement of Distributable Income is a not a standardized statement under Canadian generally accepted accounting principles, and therefore, is unlikely to be comparable to other distributable cash statements prepared by other energy income trusts. The statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST CONSOLIDATED STATEMENT OF DISTRIBUTABLE INCOME (unaudited) ($ thousands, except per Trust unit amounts)				
	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Funds from operations	$ 120,271	$ 132,213	$ 228,152	$ 214,521
Add (Deduct):				
Capital expenditures	(205,766)	(105,891)	(528,141)	(259,054)
Non-acquisition financing, net [1]	108,609	56,921	422,601	122,747
Change in non-cash working capital	21,408	(53,748)	6,367	9,420
Reclamation trust funding	(1,158)	(761)	(2,692)	(1,822)
Unitholder distributions	$ 43,364	$ 28,734	$ 126,287	$ 85,812
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**	**$ 1.50**	**$ 1.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

8. DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at September 30, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (35,803)	$ (35,410)
Foreign currency	35,611	33,987
Interest rates	6,465	6,088
	$ 6,273	$ 4,665

9. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for is $30.6 million. Canadian Oil Sands accrues a future site reclamation liability, which was $56.6 million at September 30, 2003.

10. CONTINGENT GAIN

In preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at September 30, 2003, and, therefore, is considered to be a contingent gain. No amounts have been recorded in the Trust's financial statements at September 30, 2003.

11. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.

CANADIAN OIL SANDS TRUST

Exhibit to Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2003

(unaudited)

CONSOLIDATED FINANCIAL RATIOS – MEDIUM TERM NOTES

The following ratios are provided in connection with the continuous offering of medium term notes by Canadian Oil Sands Limited:

Interest Coverage for Canadian Oil Sands Trust

The interest coverage ratio for Canadian Oil Sands Trust for the twelve months ended September 30, 2003 was 7.2 times.

Interest Coverage for Canadian Oil Sands Limited

The interest coverage ratio for Canadian Oil Sands Limited for the twelve months ended September 30, 2003 was 4.0 times.

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the period ending September 30, 2003
($ thousands)

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Syncrude Sweet Blend Revenue	$ 295,071	$ 230,352	$ 658,097	$ 528,475
Operating income before other expenses [1]	$ 132,895	$ 131,717	$ 234,489	$ 222,949
Net earnings before Trust Royalties [2]	$ 92,222	$ 91,641	$ 237,188	$ 183,345
Net earnings	$ 922	$ 802	$ 2,372	$ 1,681

(1) *Operating income before other expenses represents net earnings before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expense, dividends on preferred shares, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $54.9 million (2002- $28.6 million), and $87.8 million (2002- $85.8 million) year-to-date.*

(3) *As at September 30, 2003, Canadian Oil Sands Limited held a 31.74 per cent working interest in Syncrude, representing 89 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

Rule 12g3-2(b)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW
Suite 3100
Calgary Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

October 23, 2003

We are the auditors of **Canadian Oil Sands Trust** (the "Trust") and under date of January 23, 2003, except as to Note 21, which is as of February 3, 2003, we reported on the following financial statements of the Trust incorporated by reference in the short form base shelf prospectus of Canadian Oil Sands Limited ("COSL") dated March 27, 2003 relating to the sale and issue of up to $750,000,000 in medium term notes ("prospectus"):

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of income and unitholders' equity and cash flows for the years ended December 31, 2002 and 2001.

The prospectus also incorporates by reference the following unaudited interim financial statements of the Trust:

- Consolidated balance sheet as at September 30, 2003;
- Consolidated statements of income and unitholders' equity and cash flows for the three-month and nine-month periods ended September 30, 2003 and September 30, 2002.

PRICEWATERHOUSECOOPERS

We have not audited any financial statements of the Trust as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2002 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the unaudited interim consolidated financial statements of the Trust as at September 30, 2003 and for the three-month and nine-month periods ended September 30, 2003 and September 30, 2002. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust production forecast revised due to unscheduled maintenance

Calgary, Oct. 09, 2003 (TSX – COS.UN) —Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") announced today that Coker 8-1, a primary upgrading unit at Syncrude's oil sands facility, was taken down for unscheduled maintenance earlier today.

The coker was experiencing operational problems and it was determined that a complete turnaround was the most prudent solution. The turnaround is expected to take approximately 30 days.

As a result of this maintenance work, Canadian Oil Sands has revised its annual 2003 production forecast range for Syncrude from 81 to 83 million barrels to 78 to 80 million barrels, or from 26 to 27 million barrels to 25 to 26 million barrels net to the Trust. The Trust will provide additional information, such as the impact on unit operating costs, once an analysis of the unscheduled maintenance is completed.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust's approximately 86.7 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com